

Mail Stop 3561   September 10, 2018

Mr. Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

> **Re: Exela Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 001-36788**

Dear Mr. Cogburn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Business

Overview of Revenues, page 6

1. We note the description of your business model on pages 5 and 6, under this heading, within Management's Discussion and Analysis of Financial Condition and Results of Operations, and in the footnotes to your financial statements. We further note that the graphic on page 6 lists a large number of services that you provide, and you similarly list a large number of services that you provide when describing your ITPS segment under this heading. To make your disclosures about your business more meaningful, please tell us and revise future filings to more clearly disclose the most significant services provided by the ITPS segment. The current disclosure does not convey the relative significance of each service offered and may lead a reader to believe certain service offerings are more material to your revenue than they actually are. For each solution or service offered by the ITPS segment that materially contributes to your revenue, please tell us in more detail

and revise future filings to more clearly disclose what comprises that solution or service and what your role is in providing that solution or service to your customer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products